Bar Harbor Bankshares
82 Main Street
Bar Harbor, ME 04609

                                                                                  November 18, 2008

BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bar Harbor Bankshares Commission File No. 001-13349 Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

            Pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, enclosed for filing on behalf of Bar Harbor Bankshares (the "Company") is a copy of the Company’s preliminary proxy statement on Schedule 14A for a special meeting of shareholders. The Company would like to mail the enclosed proxy statement to shareholders on or about December 3, 2008.

            If you have any questions or comments with regard to the preliminary proxy statement, please call the undersigned at (207) 288-2639.

Sincerely,

/s/ Marsha C. Sawyer

Marsha C. Sawyer

 Enclosure